Exhibit 21.1

SUBSIDIARIES OF NEW RELIC, INC.

The names of the Company’s subsidiaries are omitted. Such subsidiaries do not, considered in the aggregate as a single subsidiary, constitute a significant subsidiary within the meaning of Item 601(b)(21)(ii) of Regulation S-K.